October 7, 2024

Teck Lim Chia
Chief Executive Officer
CBL International Limited
Level 23-2 Permata Sapura
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia

       Re: CBL International Limited
           Registration Statement on Form F-3
           Filed September 20, 2024
           File No. 333-282249
Dear Teck Lim Chia:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Kathleen Deutsch